SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August 2008                                                                                                                                   Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☐                                                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐                                                                                  No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: August 13, 2008	By:	/s/ Hartland Paterson

	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

                                                                                  Press Release

CAE reports first quarter results for fiscal year 2009

  Revenue increased 9% year over year to C$392.1 million
  Earnings from continuing operations increased 21% to C$47.0 million
  New orders of C$356.9 million for a total backlog of C$2.8 billion
  Broadening market coverage with acquisitions of Sabena Flight Academy and xwave Defence, Security and Aerospace unit

Montreal, August 13, 2008 – (NYSE: CGT; TSX: CAE) – CAE today reported financial results for the first quarter ended June 30, 2008. Earnings from continuing operations were $47.0 million ($0.18 per share) this quarter, compared to $38.7 million ($0.15 per share) in the first quarter of last year. All financial information is in Canadian dollars.

Summary of consolidated results
(millions, except operating
margins)	Q1-2009	Q4-2008	Q3-2008	Q2-2008	Q1-2008

Revenue	$ 392.1	366.6	344.8	353.9	358.3
Earnings before interest
and income taxes
(EBIT)	$ 71.3	69.7	61.7	62.1	58.0
As a % of revenue	% 18.2	19.0	17.9	17.5	16.2
Earnings from
continuing operations	$ 47.0	47.0	40.1	39.0	38.7

Results from
discontinued operations	$ (0.9)	(11.4)	(0.6)	(0.1)	-
Net earnings	$ 46.1	35.6	39.5	38.9	38.7
Backlog	$ 2,847.9	2,899.9	2,710.7	2,513.3	2,599.5

Consolidated revenue this quarter was $392.1 million compared to $358.3 million in the first quarter last year.

Net earnings, including the impact of discontinued operations, were $46.1 million in the first quarter.

First quarter consolidated earnings before interest and taxes(1) (EBIT) were $71.3 million, or 18.2% of revenue compared to $58.0 million or 16.2% of revenue last year.

“We had a good performance this quarter, with overall revenue and earnings growth in our business,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “Our strategy to diversify CAE geographically, between civil and military markets, and between products and services provides us with a level of stability and predictability. No company is immune to economic and market fluctuations, but the majority of our revenue is now derived from military or recurring training revenue sources. We remain positive about our long-term opportunities. We have continued to use our flexibility to make bolt-on acquisitions to selectively expand our capabilities and enhance our market position.”

Business segment highlights

During the first quarter, Training and Services/Civil acquired Sabena Flight Academy to further address the global pilot shortage by expanding our ab-initio training capability and the CAE Global Academy. On the demand side, we also expanded our pilot provisioning initiative by signing agreements to supply more than 600 candidate pilots over a four-year period to Jazeera Airways, Kingfisher Airlines and Wizz Air. We extended our authorized training provider agreement with Bombardier to include Learjet 40/40 XR and Learjet 45/45 XR aircraft for European customers. We signed $89 million in contracts during the quarter and had an average of 114 RSEUs (Revenue Simulator Equivalent Units).

In Simulation Products/Civil we won orders for 13 full-flight simulators (FFSs) during the quarter. Year to date, we have announced 14 FFS sales. Based on forecast aircraft deliveries and ongoing discussions with customers, we continue to expect to receive approximately 34 orders for the year as a whole. As we have done in the past, we intend to update this estimate as the year progresses.

We were awarded a number of new military contracts this quarter totalling $138.2 million. In Simulation Products/Military we increased our dealings with the U.S. Navy with the order of an additional MH-60R avionics maintenance trainer and we made important progress in the lead-in jet trainer market with the selection of CAE to provide two Hawk 128 full-mission simulators (FMS) for use by the U.K. military. Also in the fast jet market, we received a synthetic environment update contract for the Eurofighter training systems being used by a variety of European nations. In Training and Services/Military we received a five-year contract extension to manage and support simulators for the Australian Air Force. Subsequent to the end of the quarter, Rotorsim, the consortium owned equally by CAE and AgustaWestland, signed approximately $80 million in contracts with the Netherlands Ministry of Defence to provide comprehensive NH90 helicopter training systems and services. Also following the end of the quarter, we signed an agreement to acquire xwave’s Defence, Security and Aerospace (DSA) unit to expand our range of defence products and services.

Civil segments

Training & Services/Civil (TS/C)

Financial results
(amounts in millions, except
operating margins, RSEU and
FFSs deployed)		Q1-2009	Q4-2008	Q3-2008	Q2-2008	Q1-2008

Revenue		$110.2	104.5	92.8	90.0	94.8
Segment operating income		$20.7	23.8	15.5	14.6	19.6
Operating margins	%	18.8	22.8	16.7	16.2	20.7
Backlog		$932.7	963.3	896.1	887.5	853.4
RSEU		114	110	109	106	105
FFSs deployed		132	124	123	119	117

For the first quarter, revenue in the TS/C segment increased 16% over the same period last year from stronger demand in most of our training centres and the addition of nine RSEUs to our training network. As well, we integrated into our results Flightscape Inc. and Sabena Flight Academy – two companies recently acquired by CAE. The Canadian dollar strengthened against the British pound and the U.S. dollar over the comparable prior year period, which impacted our results upon translation, but this was partially relieved by a stronger euro.

Segment operating income was $20.7 million (18.8% of revenue) in the first quarter, compared to $19.6 million (20.7% of revenue) in the first quarter last year. The addition of nine more RSEUs mainly explains the 6% increase over last year, but this would have been higher if not for costs incurred in the deployment of new simulators to our network. We also incurred instructor training costs during the quarter for the recently deployed training programs as well as costs for new programs to follow in the coming quarters.

New orders totalled $89.0 million, and segment backlog was $932.7 million. The book-to-sales ratio was 0.8x for the quarter and 1.2x for the last 12 months.

Simulation Products/Civil (SP/C)

Financial results
(amounts in millions, except
operating margins)		Q1-2009	Q4-2008	Q3-2008	Q2-2008	Q1-2008

Revenue		$136.6	106.5	103.5	112.3	113.0
Segment operating income		$27.4	23.8	25.2	26.2	19.7
Operating margins	%	20.1	22.3	24.3	23.3	17.4
Backlog		$373.2	381.8	388.7	373.3	413.3

Revenue in the SP/C segment was $136.6 million during the first quarter, up by 21% over last year. The increase was mainly attributed to a higher number of orders and revenue recognized on simulators that were being manufactured and near completion at the time sales contracts were obtained for them during the quarter.

Segment operating income was $27.4 million (20.1% of revenue) in the first quarter, up by 39% over last year. The operating margin increased over last year because of overall execution cost reductions. Our overall hedge position on U.S. dollar contracts is now closer to parity with the Canadian dollar; however the sustained continuous improvements in our development and manufacturing processes are enabling us to maintain SP/C’s operating margin above 20%.

During the quarter, we received orders for 13 civil FFSs. Orders totalled $129.7 million, and segment backlog was $373.2 million. The book-to-sales ratio was 1.0x for the quarter and 0.9x for the last 12 months.

Military segments

Combined revenue in the first quarter for the Military business as a whole was $145.3 million and combined operating income was $23.2 million, resulting in an operating margin of 16.0% .

Combined new orders totaled $138.2 million and, consistent with prior patterns, the combined book-to-sales ratio was 1.0x for the quarter and 1.4x for the last 12 months.

Simulation Products/Military (SP/M)

Financial results
(amounts in millions, except
operating margins)		Q1-2009	Q4-2008	Q3-2008	Q2-2008	Q1-2008

Revenue		$88.4	101.5	89.6	97.1	95.5
Segment operating income		$13.6	14.5	11.5	13.4	12.3
Operating margins	%	15.4	14.3	12.8	13.8	12.9
Backlog		$752.6	765.1	704.4	535.3	560.5

Revenue in the SP/M segment was $88.4 million for the first quarter, compared with $95.5 million generated during the same period last year. Comparably lower activity on some European programs and the appreciation of the Canadian dollar during the period contributed to this decrease.

Segment operating income this quarter was $13.6 million (15.4% of revenue), up 11% year over year. Despite lower revenue, operating income increased mainly because of a more favourable program mix resulting from cost savings on some specific programs.

New orders for the quarter totalled $76.9 million and segment backlog was $752.6 million.

Training & Services/Military (TS/M)

Financial results
(amounts in millions, except
operating margins)		Q1-2009	Q4-2008	Q3-2008	Q2-2008	Q1-2008

Revenue		$56.9	54.1	58.9	54.5	55.0
Segment operating income		$9.6	7.6	9.5	7.9	6.4
Operating margins	%	16.9	14.0	16.1	14.5	11.6
Backlog		$789.4	789.7	721.5	717.2	772.3

Revenue in the TS/M segment was $56.9 million for the first quarter, up by 3% over the same period last year. The increase is mainly from additional work on some of our maintenance services agreements with the German military, and an annual labour rate adjustment on some U.S. military contracts. This was somewhat offset by the stronger Canadian dollar.

Segment operating income was $9.6 million this quarter, up 50% from the same period last year. The increase results from higher revenue and the receipt of a recurring dividend from a U.K.-based investment, which is not always received by CAE in the same fiscal quarter.

New orders this quarter totalled $61.3 million and segment backlog was $789.4 million.

Cash flow and financial position

As of the end of the first quarter, cash provided by continuing operations was $70.4 million. This was offset by higher investment in non-cash working capital, which is common at the start of our fiscal year. Similar to the end of the first quarter last year, net cash from continuing operations was negative $28.7 million. As a result, we generated free cash flow(2) of minus $42.4 million this quarter.

Net debt(3) was $254.5 million at June 30, 2008, up $130.4 million from the preceding quarter. The increase stems from the higher investment in non-cash working capital, growth capital expenditures and recent acquisitions, which together resulted in an $111.1 million net decrease in cash, before proceeds and repayment of long-term debt and from the assumption of debt held by acquired businesses.

CAE will pay a dividend of $0.03 per share on September 30, 2008 to shareholders of record at the close of business on September 15, 2008.

Additional consolidated financial results

Backlog

Our consolidated backlog was $2.848 billion at the end of this quarter. New orders of $356.9 million were added to backlog this quarter, offset by $392.1 million in revenue generated from backlog and a decrease of $16.8 million mainly from the appreciation of the Canadian dollar against the euro, the British pound and the U.S. dollar.

Capital expenditures

Capital expenditures this quarter totalled $38.4 million, comprised of $5.5 million for maintenance and $32.9 million for growth in support of our training network expansion to serve additional training requirements.

Income taxes

Income taxes were $20.0 million this quarter, representing an effective tax rate of 30%. We expect the effective income tax rate for fiscal 2009 to remain approximately 30%.

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated financial statements, which are posted on our website at www.cae.com/Q1FY09.

Conference call Q1 FY2009 and annual and special meeting of shareholders FY2008

CAE will hold its fiscal year 2008 annual and special meeting of shareholders today at 10:30 a.m. Eastern Time (ET). The meeting will be held at the Hilton Montreal Bonaventure and will be webcast live on CAE’s site at www.cae.com. At the meeting, members of CAE senior management will review the activities of the last fiscal year, present the financial results for the first quarter ended June 30 this year and will also discuss prospects for the current fiscal year.

CAE will also host a conference call focusing on fiscal year 2009 first quarter financial results today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. North American participants can listen to the conference by dialling +1-866-540-8136 or +1-514-868-1042. Overseas participants can dial +800-6578-9868 or +1-514-868-1042. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a world leader in providing simulation and modelling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1.4 billion, CAE employs approximately 7,000 people at more than 75 sites and training locations in 20 countries. We have the largest installed base of civil and military full-flight simulators and training devices. More than 75,000 crewmembers train yearly in our global network of 27 civil aviation and military training centres. We also offer modelling and simulation software to various market segments and through CAE’s professional services division, we assist customers with a wide range of simulation-based needs.

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2008. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). You will also find on our website the English MD&A for the fiscal first quarter 2009. The forward-looking statements contained in this news release represent our expectations as of August 13, 2008 and, accordingly, are subject to change after this date.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid. Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

(3) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, +1-514-734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, +1-514-734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets

(Unaudited)	As at June 30	As at March 31
(amounts in millions of Canadian dollars)	2008	2008

Assets
Current assets
Cash and cash equivalents	$ 147.7	$ 255.7
Accounts receivable	241.1	255.0
Inventories	277.0	229.9
Prepaid expenses	28.3	32.7
Income taxes recoverable	39.1	39.0
Future income taxes	11.3	14.1

	$ 744.5	$ 826.4
Property, plant and equipment, net	1,081.3	1,046.8
Future income taxes	75.7	64.3
Intangible assets	77.1	62.0
Goodwill	130.0	115.5
Other assets	135.8	138.2

	$ 2,244.4	$ 2,253.2

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$ 416.8	$ 482.7
Deposits on contracts	197.6	209.3
Current portion of long-term debt	100.4	27.3
Future income taxes	15.2	16.8

	$ 730.0	$ 736.1
Long-term debt	301.8	352.5
Deferred gains and other long-term liabilities	180.1	184.9
Future income taxes	44.8	31.2

	$ 1,256.7	$ 1,304.7

Shareholders’ equity
Capital stock	$ 428.4	$ 418.9
Contributed surplus	8.8	8.3
Retained earnings	683.0	644.5
Accumulated other comprehensive loss	(132.5)	(123.2)

	$ 987.7	$ 948.5

	$ 2,244.4	$ 2,253.2

Consolidated Statements of Earnings

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	2008	2007

Revenue	$ 392.1	$ 358.3

Earnings before interest and income taxes	$ 71.3	$ 58.0
Interest expense, net	4.3	2.6

Earnings before income taxes	$ 67.0	$ 55.4
Income tax expense	20.0	16.7

Earnings from continuing operations	$ 47.0	$ 38.7
Results of discontinued operations	(0.9)	–

Net earnings	$ 46.1	$ 38.7

Basic and diluted earnings per share from continuing operations	$ 0.18	$ 0.15

Basic and diluted earnings per share	$ 0.18	$ 0.15

Weighted average number of shares outstanding (basic)	254.3	252.4

Weighted average number of shares outstanding (diluted)	255.1	253.8

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
three months ended June 30, 2008
(amounts in millions of Canadian dollars, except number of shares)

					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity

Balances,
beginning of period	253,969,836	$ 418.9	$ 8.3	$ 644.5	$ (123.2)	$ 948.5
Stock options exercised	845,875	8.4	–	–	–	8.4
Transfer upon exercise of
stock options	–	0.6	(0.6)	–	–	–
Stock dividends	41,980	0.5	–	(0.5)	–	–
Stock-based
compensation	–	–	1.1	–	–	1.1
Net earnings	–	–	–	46.1	–	46.1
Dividends	–	–	–	(7.1)	–	(7.1)
Other comprehensive
loss	–	–	–	–	(9.3)	(9.3)

Balances,
end of period	254,857,691	$ 428.4	$ 8.8	$ 683.0	$ (132.5)	$ 987.7

(Unaudited)
three months ended June 30, 2007
(amounts in millions of Canadian dollars, except number of shares)

					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity

Balances,
beginning of period	251,960,449	$ 401.7	$ 5.7	$ 510.2	$ (87.7)	$ 829.9
Stock options exercised	1,455,520	11.6	–	–	–	11.6
Transfer upon exercise of
stock options	–	1.5	(1.5)	–	–	–
Stock dividends	5,539	0.1	–	(0.1)	–	–
Stock-based
compensation	–	–	0.6	–	–	0.6
Cumulative effect of
implementing
accounting standards	–	–	–	(8.3)	(3.5)	(11.8)
Net earnings	–	–	–	38.7	–	38.7
Dividends	–	–	–	(2.4)	–	(2.4)
Other comprehensive loss	–	–	–	–	(46.4)	(46.4)

Balances,
end of period	253,421,508	$ 414.9	$ 4.8	$ 538.1	$ (137.6)	$ 820.2

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2008	2007

Net earnings	$ 46.1	$ 38.7

Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustment
Net foreign exchange losses on translation of financial
statements of self-sustaining foreign operations	$ (13.1)	$ (67.5)
Net change in gains on certain long-term debt
denominated in foreign currency and designated as
hedges on net investments of self-sustaining foreign
operations	0.3	8.3
Income tax adjustment	–	0.5

	$ (12.8)	$ (58.7)

Net changes in cash flow hedge
Net change in gains on derivative items designated as
hedges of cash flows	$ 8.1	$ 24.0
Reclassifications to income or to the related
non-financial assets or liabilities	(3.1)	(5.9)
Income tax adjustment	(1.5)	(5.8)

	$ 3.5	$ 12.3

Total other comprehensive loss	$ (9.3)	$ (46.4)

Comprehensive income (loss)	$ 36.8	$ (7.7)

Consolidated Statement of Accumulated Other Comprehensive Loss

	Foreign		Accumulated
(Unaudited)	Currency		Other
as at June 30, 2008	Translation	Cash Flow	Comprehensive
(amounts in millions of Canadian dollars)	Adjustment	Hedge	Loss

Balance in accumulated other comprehensive
loss at beginning of the period	$ (122.8)	$ (0.4)	$ (123.2)
Details of other comprehensive loss:
Net change in gains (losses)	(12.8)	8.1	(4.7)
Reclassification to income or to the related
non-financial assets or liabilities	–	(3.1)	(3.1)
Income tax adjustment	–	(1.5)	(1.5)

Total other comprehensive loss	$ (12.8)	$ 3.5	$ (9.3)

Balance in accumulated other comprehensive
loss at end of period	$ (135.6)	$ 3.1	$ (132.5)

Consolidated Statements of Cash Flows

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2008	2007

Operating activities
Net earnings	$ 46.1	$ 38.7
Results of discontinued operations	0.9	–

Earnings from continuing operations	47.0	38.7
Adjustments to reconcile earnings to cash flows from operating activities:
Depreciation	15.7	14.6
Financing cost amortization	0.2	0.2
Amortization and write down of intangible and other assets	4.2	3.9
Future income taxes	5.7	4.8
Investment tax credits	3.4	3.8
Stock-based compensation plans	(4.2)	(2.9)
Employee future benefit – net	0.2	(0.1)
Other	(1.8)	6.2
Changes in non-cash working capital	(99.1)	(97.9)

Net cash used in operating activities	(28.7)	(28.7)

Investing activities
Business acquisitions (net of cash and cash equivalents acquired)	(38.8)	(38.9)
Capital expenditures	(38.4)	(32.7)
Deferred development costs	(1.9)	(4.8)
Deferred pre-operating costs	(0.2)	(0.3)
Other	(1.1)	(2.5)

Net cash used in investing activities	(80.4)	(79.2)

Financing activities
Net borrowing under revolving unsecured credit facilities	–	15.0
Proceeds from long-term debt, net of transaction costs
and debt basis adjustment	8.6	84.2
Reimbursement of long-term debt	(5.5)	(4.3)
Dividends paid	(7.1)	(2.4)
Common stock issuance	8.4	11.6
Other	(1.0)	(4.7)

Net cash provided by financing activities	3.4	99.4

Effect of foreign exchange rate changes on cash and
cash equivalents	(2.3)	(6.7)

Net decrease in cash and cash equivalents	(108.0)	(15.2)
Cash and cash equivalents at beginning of period	255.7	150.2

Cash and cash equivalents at end of period	$ 147.7	$ 135.0